Mitchell S. Bloom +1 617 570 1055 mbloom@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 28, 2017

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3010

Attention: Irene Paik and Joseph McCann

Re:	Ablynx NV

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted on July 26, 2017

CIK No. 0001617582

Dear Ms. Paik and Mr. McCann :

This letter is submitted on behalf of Ablynx NV (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form F-1 (CIK No. 0001617582) submitted to the Commission on July 26, 2017 (the “Draft Registration Statement”), as set forth in your letter dated August 4, 2017 addressed to Mr. Edwin Moses, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 3 to the Draft Registration Statement on Form F-1 (the “Amendment No. 3”), which includes changes in response to the Staff’s comments as well as other revisions.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amendment No. 3.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two copies of each of this letter and the Amendment No. 3 (marked to show changes from the Draft Registration Statement).

Ms. Paik and Mr. McCann

Division of Corporation Finance

August 28, 2017

Clinical Development of ALX-0171, page 123

1.	We note your response to prior comment 14 which explains differences between the number of patients depicted in the two charts on page 124 as well as the number of patients described to have participated in the study on page 123. Please revise your prospectus disclosure to account for these differences.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 126 and 127 in Amendment No. 3.

Business

Significant Collaborations, page 133

2.	We refer to prior comment 16 and note that your revised disclosure aggregates all potential milestone payments that you may receive under each agreement. For each collaboration agreement presented, please revise to provide separate totals for the (i) development, (ii) regulatory and (iii) sales milestones.

RESPONSE: In response to the Staff’s comment, the Company has revised page 136 in Amendment No. 3 to disclose each of the development, regulatory and commercial milestones for all of the Company’s significant collaboration agreements in the aggregate. The Company respectfully advises the Staff that the Company will disclose each of the development, regulatory and commercial milestones for each of its material agreements upon the public filing of the F-1 or a subsequent amendment. The Company believes that this proposed disclosure will provide investors with the disclosure necessary to make an informed investment decision.

* * * * *

If you should have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact the undersigned at (617) 570-1055.

Sincerely,

/s/ Mitchell S. Bloom

Mitchell S. Bloom

Ms. Paik and Mr. McCann

Division of Corporation Finance

August 28, 2017

cc:	Edwin Moses, Chief Executive Officer, Ablynx NV

Wim Ottevaere, Chief Financial Officer, Ablynx NV

John M. Mutkoski, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Richard D. Truesdell Jr., Davis Polk & Wardwell LLP

Marcel Fausten, Davis Polk & Wardwell LLP